UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				SCHEDULE 13G

		    Under the Securities Exchange Act of 1934
				(Amendment No.2)*

NAME OF ISSUER:		Millicom International Cellular S.A.

TITLE OF CLASS OF SECURITIES:	Common Stock

CUSIP NUMBER:	L6388F110

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:	December 31, 2009

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		[X] Rule 13d-1(b)
		[ ] Rule 13d-1(c)
		[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:	L6388F110

(1)	Names of Reporting Persons  The Bank of New York Mellon Corporation
	IRS Identification Nos. of Above Persons	  IRS No.13-2614959

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      New York

Number of Shares 		(5)  Sole Voting Power           8,099,507
Beneficially
Owned by Each 			(6)  Shared Voting Power           375,390
Reporting Person
With				(7)  Sole Dispositive Power      8,717,813

				(8)  Shared Dispositive Power        2,885

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    8,730,428

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               8.06%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	L6388F110

(1)	Names of Reporting Persons               MBC Investment Corporation
	IRS Identification Nos. of Above Persons	  IRS No.51-0301132

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      Delaware

Number of Shares 		(5)  Sole Voting Power           7,730,779
Beneficially
Owned by Each 			(6)  Shared Voting Power           375,270
Reporting Person
With				(7)  Sole Dispositive Power      8,370,529

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    8,370,529

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               7.73%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	L6388F110

(1)	Names of Reporting Persons                              Neptune LLC
	IRS Identification Nos. of Above Persons	  IRS No.00-0000000

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      Delaware

Number of Shares 		(5)  Sole Voting Power           7,691,867
Beneficially
Owned by Each 			(6)  Shared Voting Power           375,270
Reporting Person
With				(7)  Sole Dispositive Power      8,329,668

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    8,329,668

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               7.69%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	L6388F110

(1)	Names of Reporting Persons   Mellon International Holdings S.A.R.L.
	IRS Identification Nos. of Above Persons	  IRS No.98-0611054

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                    Luxembourg

Number of Shares 		(5)  Sole Voting Power           7,691,867
Beneficially
Owned by Each 			(6)  Shared Voting Power           375,270
Reporting Person
With				(7)  Sole Dispositive Power      8,329,668

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    8,329,668

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               7.69%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	L6388F110

(1)	Names of Reporting Persons         BNY Mellon International Limited
	IRS Identification Nos. of Above Persons	  IRS No.98-0464992

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power           7,691,867
Beneficially
Owned by Each 			(6)  Shared Voting Power           375,270
Reporting Person
With				(7)  Sole Dispositive Power      8,329,668

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    8,329,668

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               7.69%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	L6388F110

(1)	Names of Reporting Persons                Newton Management Limited
	IRS Identification Nos. of Above Persons	  IRS No.98-0196145

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power           7,691,867
Beneficially
Owned by Each 			(6)  Shared Voting Power           375,270
Reporting Person
With				(7)  Sole Dispositive Power      8,329,668

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    8,329,668

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               7.69%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	L6388F110

(1)	Names of Reporting Persons     Newton Investment Management Limited
	IRS Identification Nos. of Above Persons	  IRS No.98-0196228

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power           7,450,329
Beneficially
Owned by Each 			(6)  Shared Voting Power           209,348
Reporting Person
With				(7)  Sole Dispositive Power      7,912,478

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    7,912,478

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               7.31%

(12) Type of Reporting Person (See Instructions)			IA



				SCHEDULE 13G

Item 1(a)    Name of Issuer:	 Millicom International Cellular S.A.

Item 1(b)    Address of Issuer's Principal Executive Office:
                                  Attn: Candida Gellespie
                                  15 Rue Leon Laval
                                  L-3372 Leudelange, Luxembourg

Item 2(a)    Name of Person Filing:   The Bank of New York Mellon Corporation
                                      and any other reporting person(s)
                                      identified on the second part of the
                                      cover page(s) and Exhibit I

Item 2(b)     Address of Principal Business Office, or if None, Residence:
                                   C/O The Bank of New York Mellon Corporation
                                       One Wall Street, 31st Floor
                                       New York, New York 10286
                                       (for all reporting persons)

Item 2(c)     Citizenship:           See cover page and Exhibit I

Item 2(d)     Title of Class of Securities:	Common Stock

CUSIP Number	L6388F110

Item 3     See Item 12 of cover page(s) ("Type of Reporting
           Person ") for each reporting person.

           Symbol Category

            BD   =   Broker or Dealer registered under Section 15 of the
                     Securities Exchange Act of 1934

            BK   =   Bank as defined in Section 3(a)(6) of the Securities
                     Exchange Act of 1934

            IV   =   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940

            IA   =   Investment Advisor registered under Section 203 of the
                     Investment Advisors Act of 1940

            EP   =   Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see
                     Section 240.13 - d(1)(b)(1)(ii)(F)

            HC   =   Parent Holding Company, in accordance with Section
                     240.13-d(1)(b)(1)(ii)(G)

Item 4  Ownership:  See Item 5 through 9 and 11 of cover page(s)
                    as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The securities reported herein as beneficially owned may exclude securities of the issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of The Bank of New York Mellon Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein. See SEC Release No. 34-39538 (January 12, 1998). The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York Mellon and BNY Mellon, National Association, are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked: (    ) The Bank of New York
Mellon and/or (    ) The Bank of New York Mellon Trust Company, National
Association is/are the trustee of the issuer's employee benefit plan (the
Plan), which is subject to ERISA. The securities reported include all shares held of record by such reporting person(s) as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

All of the securities are beneficially owned by The Bank of New York Mellon Corporation and its direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( )

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
        See Exhibit I.

Item 8  Identification and Classification of Members of the Group:     N/A

Item 9  Notice of Dissolution of Group:                                N/A

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by The Bank of New York Mellon Corporation on behalf of all reporting entities pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:	 February 03, 2010

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ NICHOLAS R. DARROW
--------------------------
  Nicholas R. Darrow
  Senior Vice President
  Attorney-In-Fact for
  The Bank of New York Mellon Corporation


                                   EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of The Bank of New York Mellon Corporation, as marked (X):

(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)"

     (X)  The Bank of New York Mellon
     ( )  The Bank of New York Mellon Trust Company, National Association
     (X)  BNY Mellon, National Association
     (X)  BNY Mellon Trust of Delaware

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) An Investment Adviser in accordance with Section 240.13d-1
     (b)(1)(ii)(E)"

     ( )  Ankura Capital Pty Limited
     ( )  Blackfriars Asset Management Limited
     ( )  BNY Mellon ARX Investimentos Ltda
     ( ) BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A.
     ( )  BNY Mellon ARX Ativos Financeiros Ltda
     ( )  BNY Mellon Gestao de Patrimonio Ltda
     (X)  The Boston Company Asset Management LLC
     (X) The Dreyfus Corporation (parent holding company of MBSC Securities Corporation)
     ( )  Insight Investment Management (Global) Limited
     ( )  Lockwood Advisors, Inc.
     (X)  Lockwood Capital Management, Inc.
     (X)  MBSC Securities Corporation
     (X)  Mellon Capital Management Corporation
     (X)  Newton Capital Management Limited
     (X)  Newton Investment Management Limited
     ( )  Standish Mellon Asset Management Company LLC
     ( )  Urdang Securities Management, Inc.
     ( )  Urdang Capital Management, Inc.
     ( )  Walter Scott & Partners Limited

(C) The Item 3 classification of each of the subsidiaries listed below is "Item 3(g) A Parent Holding Company or control person in accordance with
     Section 240.13d-1(b)(1)(ii)(G)"

     (X)  The Bank of New York Mellon Corporation
     (X) B.N.Y. Holdings (Delaware) Corporation (parent holding company of BNY Mellon Trust of Delaware)
     (X) BNY Separate Account Services, Inc. (parent holding company of Lockwood Advisors, Inc.; Lockwood Capital Management, Inc.)
     ( )  Insight Investment Management Limited
     (X)  MAM (MA) Holding Trust (parent holding company of Standish
          Mellon Asset Management Company LLC; The Boston Company
          Asset Management LLC)
     (X) MBC Investments Corporation (parent holding company of Mellon Capital Management Corporation; Neptune LLC)
     (X)  Mellon International Holdings S.A.R.L (parent holding company of
          BNY Mellon International Limited)
     (X) BNY Mellon International Limited (parent holding company of Newton Management Limited; Walter Scott & Partners Limited)
     ( )  BNY Mellon Asset Management International Holdings Limited
     ( )  Mellon Overseas Investment Corporation
     (X) Neptune LLC (parent holding company of Mellon International Holdings S.A.R.L.)
     (X) Newton Management Limited (parent holding company of Newton Capital Management Limited; Newton Investment Management Limited)
     (X) Pershing Group LLC (parent holding company of BNY Separate Account Services, Inc.)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A) AND (B) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF THE BANK OF NEW YORK MELLON CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON THE BANK OF NEW YORK MELLON CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR THE BANK OF NEW YORK MELLON CORPORATION).

                           POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned (each a "Company") does hereby make, constitute and appoint each of Kenneth J. Bradle, Sri Gupta, John E. Thomas, Jr., Nicholas R. Darrow, (and any other employee of The Bank of New York Mellon Corporation, or one of its affiliates, designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings, be they written or oral, required to be made by the Company with respect to securities which may be deemed to be beneficially owned by the Company or under the Company's investment discretion under:

    *the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those filings required to be submitted on Form 13F, Schedule 13G and Form SH, and

    *the laws of any jurisdiction other than the United States of America, including those filings made to disclose securities holdings as required to be submitted to regulatory agencies, exchanges and/or issuers, giving and granting unto each said attorney-in-fact power and authority to correspond with issuers, regulatory authorities, and other entities as is required in support of the filings referenced above, and to act in the premises as fully and to all intents and purposes as the Company might or could do to comply with the applicable regulations if personally present by one of its authorized signatories (including, but not limited to, instructing local counsel on a Company's behalf), hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Bank of New York Mellon Corporation or one of its affiliates.

This Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.

-----------------------------------------------------------------------------
|                         Banks/Bank Holding Companies                      |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON                BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GERALD L. HASSELL
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gerald L. Hassell
    Vice Chairman                              President
Date:  October 12, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON                THE BANK OF NEW YORK MELLON

By: /S/ GERALD L. HASSELL                  By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    Gerald L. Hassell                          Donald R. Monks
    President                                  Vice Chairman
Date:  October 12, 2009                    Date:  October 12, 2009

THE BANK OF NEW YORK MELLON TRUST          THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION              COMPANY, NATIONAL ASSOCIATION

By: /S/ KAREN A. BAYZ                      By: /S/ JOHN A. PARK
    ----------------------                     ---------------------
    Karen A. Bayz                              John A. Park
    Managing Director and                      Executive Vice President
    Chief Financial Officer
Date:  October 13, 2009                    Date:  October 9, 2009

BNY MELLON TRUST OF DELAWARE               BNY MELLON TRUST OF DELAWARE

By: /S/ DAVID B. KUTCH                     By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    David B. Kutch                             Donald R. Monks
    Chairman and                               Senior Executive Vice President
    Chief Executive Officer
Date:  October 12, 2009                    Date:  October 12, 2009


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|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

ANKURA CAPITAL PTY LIMITED

By: /S/ GREG VAUGHN
    ----------------------
    Greg Vaughn
    Managing Director
Date:  October 8, 2009

BLACKFRIARS ASSET MANAGEMENT LIMITED       BLACKFRIARS ASSET MANAGEMENT LIMITED

By: /S/ HUGH HUNTER                        By: /S/ MOHAMMED BHATTI
    ----------------------                     ---------------------
    Hugh Hunter                                Mohammed Bhatti
    Chief Executive Officer                    Director and Chief Operating
                                               Officer
Date:  October 7, 2009                     Date:  October 7, 2009

BNY MELLON ARX INVESTIMENTOS LTDA          BNY MELLON ARX INVESTIMENTOS LTDA

By:                                        By:
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:                                      Date:

BNY MELLON SERVICOS FINANCEIROS            BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES         DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A                            MOBILIARIOS S.A

By:                                        By:
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:                                      Date:

BNY MELLON ARX ATIVOS FINANCERIOS          BNY MELLON ARX ATIVOS FINANCERIOS
LTDA                                       LTDA

By:                                        By:
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:                                      Date:

BNY MELLON GESTAO DE PATRIMONIO LTDA       BNY MELLON GESTAO DE PATRIMONIO LTDA

By:                                        By:
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:                                      Date:

THE BOSTON COMPANY ASSET MANAGEMENT        THE BOSTON COMPANY ASSET MANAGEMENT
LLC                                        LLC

By: /S/ DAVE CAMERON                       By: /S/ JOSEPH P. GENNACO
    ----------------------                     ---------------------
    Dave Cameron                               Joseph P. Gennaco
    Chairman, President and                    Executive Vice President
    Chief Executive Officer                    and Chief Operating Officer
Date:  October 12, 2009                    Date:  October 12, 2009

BNY MELLON ASSET MANAGEMENT JAPAN          BNY MELLON ASSET MANAGEMENT JAPAN
LIMITED                                    LIMITED

By: /S/ SHOGO YAMAGUCHI                    By: /S/ DAVID JIANG
    ----------------------                     ---------------------
    Shogo Yamaguchi                            David Jiang
    President and                              Chairman and
    Representative Director                    Representative Director
Date:  December 29,2009                    Date:  December 29,2009

THE DREYFUS CORPORATION                    INSIGHT INVESTMENT (Global)
                                           MANAGEMENT LIMITED

By: /S/ JAMES BITETTO                      By: /s/ CHARLES FARQUHARSON
    ----------------------                     ----------------------
    James Bitetto                              Charles Farquharson
    Corporate Secretary                        Chief Risk Officer
Date:  October 7, 2009                     Date:  December 04, 2009

LOCKWOOD CAPITAL MANAGEMENT, INC.

By: /S/ DON ROBINSON
    ----------------------
    Don Robinson
    President
Date:  October 7, 2009

LOCKWOOD ADVISORS, INC.

By: /S/ DON MARCHESIELLO
    ----------------------
    Don Marchesiello
    President
Date:  October 6, 2009

MELLON CAPITAL MANAGEMENT                  MBSC SECURITIES CORPORATION
CORPORATION

By: /S/ CHARLES J. JACKLIN                 By: /S/  KENNETH J. BRADLE
    ----------------------                     ---------------------
    Charles J. Jacklin                         Kenneth J. Bradle
    President and CEO                          President
Date:  October 8, 2009                     Date:  October 28, 2009

NEWTON INVESTMENT MANAGEMENT LIMITED       NEWTON CAPITAL MANAGEMENT LIMITED

By: /S/ ANDREW DOWNS                       By: /S/  ANDREW DOWNS
    ----------------------                     ---------------------
    Andrew Downs                               Andrew Downs
    Chief Operating Officer                    Chief Operating Officer
Date:  November 6, 2009                    Date:  November 6, 2009

STANDISH MELLON ASSET MANAGEMENT           PERSHING GROUP LLC
COMPANY LLC

By: /S/ DESMOND MAC INTYRE                 By: /S/ BRIAN T. SHEA
    ----------------------                     ---------------------
    Desmond Mac Intyre                         Brian T. Shea
    President and CEO                          Managing Director
Date: November 19, 2009                     Date:  October 9, 2009

URDANG CAPITAL MANAGEMENT, INC.            URDANG CAPITAL MANAGEMENT, INC.

By: /S/ RICHARD J. FERST                    By: /S/ E. TODD BRIDDELL
    ----------------------                     ---------------------
    Richard J. Ferst                           E. Todd Briddell
    President and                              Managing Director and
    Chief Operating Officer                    Chief Investment Officer
Date:  October 15, 2009                    Date:  October 15, 2009

URDANG SECURITIES MANAGEMENT, INC.         URDANG SECURITIES MANAGEMENT, INC.

By: /S/ E. TODD BRIDDELL                   By: /S/ RICHARD J. FERST
    ----------------------                     ---------------------
    E. Todd Briddell                           Richard J. Ferst
    Managing Director                          President and
    and Chief Investment Officer               Chief Operating Office
Date:  October 15, 2009                    Date:  October 15, 2009

WALTER SCOTT & PARTNERS LIMITED            WALTER SCOTT & PARTNERS LIMITED

By: /S/ ANNA NICHOLL                       By: /S/ CAROL-ANN FRASER
    ----------------------                     ---------------------
    Anna Nicholl                               Carol-Ann Fraser
    Chief Compliance Officer                   Compliance Officer
Date: October 8, 2009                      Date: October 8, 2009


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|                   Parent Holding Companies/Control Persons                |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION     BNY SEPARATE ACCOUNT SERVICES, INC.

By: /S/ JOHN A. PARK                       By: /S/ BRIAN T. SHEA
    ----------------------                     ---------------------
    John A. Park                               Brian T. Shea
    Senior Vice President                      Chairman
Date:  October 9, 2009                     Date:  October 9, 2009

BNY MELLON ASSET MANAGEMENT                BNY MELLON ASSET MANAGEMENT
INTERNATIONAL HOLDINGS LIMITED             INTERNATIONAL HOLDINGS LIMITED

By: /S/ GREG BRISK                         By: /S/ SHONA SPENCE
    ----------------------                     ---------------------
    Greg Brisk                                 Shona Spence
    Director                                   Director
Date: October 12, 2009                     Date: October 15, 2009

BNY MELLON INTERNATIONAL LIMITED           NEPTUNE LLC

By: /S/ JEREMY N. BASSIL                    By: /S/ JEREMY N. BASSIL
    ----------------------                     ---------------------
    Jeremy N. Bassil                           Jeremy N. Bassil
    Director                                   Management Committee Member
Date: October 13, 2009                     Date: October 13, 2009

MAM (MA) HOLDING TRUST                     MBC INVESTMENTS CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GORDON MOTTER
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gordon Motter
    President                                  Chairman, President and CEO
Date:  October 9, 2009                     Date:   October 9, 2009

MELLON INTERNATIONAL HOLDINGS               MELLON INTERNATIONAL HOLDINGS
S.A.R.L.                                   S.A.R.L.

By: /S/ JON LITTLE                         By: /S/ EDWARD KEMP
    ----------------------                     ---------------------
    Jon Little                                 Edward Kemp
    Manager                                    Director
Date: October 9, 2009                      Date: October 16, 2009

NEWTON MANAGEMENT LIMITED                  NEWTON MANAGEMENT LIMITED

By: /S/ HELENA MORRISSEY                   By: /S/ ANDREW DOWNS
    ----------------------                     ---------------------
    Helena Morrissey                           Andrew Downs
    Director                                   Director
Date: October 15, 2009                     Date:  November 6, 2009

MELLON OVERSEAS INVESTMENT                 INSIGHT INVESTMENT MANAGEMENT
CORPORATION                                LIMITED

By: /S/ JON LITTLE                         By: /S/ CHARLES FARQUHARSON
    ----------------------                     ---------------------
    Jon Little                                 Charles Farquharson
    Chairman, President And                    Chief Risk Officer
    Chief Executive Officer
Date: December 04, 2009                    Date: December 04, 2009

                           JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to any and all joint filings required to be made on their behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by them under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


-----------------------------------------------------------------------------
|                        Banks/Bank Holding Companies                       |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON                BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GERALD L. HASSELL
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gerald L. Hassell
    Vice Chairman                              President
Date:  October 09, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON                THE BANK OF NEW YORK MELLON

By: /S/ GERALD L. HASSELL                  By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    Gerald L. Hassell                          Donald R. Monks
    President                                  Vice Chairman
Date:  October 12, 2009                    Date:  October 12, 2009

THE BANK OF NEW YORK MELLON TRUST          THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION              COMPANY, NATIONAL ASSOCIATION

By: /S/ KAREN A. BAYZ                      By: /S/ JOHN A. PARK
    ----------------------                     ---------------------
    Karen A. Bayz                              John A. Park
    Managing Director and                      Executive Vice President
    Chief Financial Officer
Date:  October 13, 2009                    Date:  October 9, 2009

BNY MELLON TRUST OF DELAWARE               BNY MELLON TRUST OF DELAWARE

By: /S/ DAVID B. KUTCH                    By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    David B. Kutch                             Donald R. Monks
    Chairman and                               Senior Executive Vice President
    Chief Executive Officer
Date:  October 12, 2009                    Date:  October 12, 2009


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|                  Investment Advisers and/or Broker-Dealers                |
-----------------------------------------------------------------------------

ANKURA CAPITAL PTY LIMITED

By: /S/ GREG VAUGHN
    ----------------------
    Greg Vaughn
    Managing Director
Date:  October 8, 2009

BLACKFRIARS ASSET MANAGEMENT LIMITED       BLACKFRIARS ASSET MANAGEMENT LIMITED

By: /S/ HUGH HUNTER                        By: /S/ MOHAMMED BHATTI
    ----------------------                     ---------------------
    Hugh Hunter                                Mohammed Bhatti
    Chief Executive Officer                    Director and Chief Operating
                                               Officer
Date:  October 7, 2009                     Date:  October 7, 2009

BNY MELLON ARX INVESTIMENTOS LTDA          BNY MELLON ARX INVESTIMENTOS LTDA

By:                                        By:
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:                                      Date:

BNY MELLON SERVICOS FINANCEIROS            BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES         DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A                            MOBILIARIOS S.A

By:                                        By:
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:                                      Date:

BNY MELLON ARX ATIVOS FINANCERIOS          BNY MELLON ARX ATIVOS FINANCERIOS
LTDA                                       LTDA

By:                                        By:
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:                                      Date:

BNY MELLON GESTAO DE PATRIMONIO LTDA       BNY MELLON GESTAO DE PATRIMONIO LTDA

By:                                        By:
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:                                      Date:

THE BOSTON COMPANY ASSET MANAGEMENT        THE BOSTON COMPANY ASSET MANAGEMENT
LLC                                        LLC

By: /S/ DAVE CAMERON                       By: /S/ JOSEPH P. GENNACO
    ----------------------                     ---------------------
    Dave Cameron                               Joseph P. Gennaco
    Chairman, President and                    Executive Vice President
    Chief Executive Officer                    and Chief Operating Officer
Date:  October 12, 2009                    Date:  October 12, 2009

BNY MELLON ASSET MANAGEMENT JAPAN          BNY MELLON ASSET MANAGEMENT JAPAN
LIMITED                                    LIMITED

By: /S/ SHOGO YAMAGUCHI                    By: /S/ DAVID JIANG
    ----------------------                     ---------------------
    Shogo Yamaguchi                            David Jiang
    President and                              Chairman and
    Representative Director                    Representative Director
Date:  December 29,2009                    Date:  December 29,2009

THE DREYFUS CORPORATION                    INSIGHT INVESTMENT (Global)
                                           MANAGEMENT LIMITED

By: /S/ JAMES BITETTO                      By: /s/ CHARLES FARQUHARSON
    ----------------------                     ----------------------
    James Bitetto                              Charles Farquharson
    Corporate Secretary                        Chief Risk Officer
Date:  October 7, 2009                     Date:  December 04, 2009

LOCKWOOD CAPITAL MANAGEMENT, INC.

By: /S/ DON ROBINSON
    ----------------------
    Don Robinson
    President
Date:  October 7, 2009

LOCKWOOD ADVISORS, INC.

By: /S/ DON MARCHESIELLO
    ----------------------
    Don Marchesiello
    President
Date:  October 6, 2009

MELLON CAPITAL MANAGEMENT                  MBSC SECURITIES CORPORATION
CORPORATION

By: /S/ CHARLES J. JACKLIN                 By: /S/  KENNETH J. BRADLE
    ----------------------                     ---------------------
    Charles J. Jacklin                         Kenneth J. Bradle
    President and CEO                          President
Date:  October 8, 2009                     Date:  October 28, 2009

NEWTON INVESTMENT MANAGEMENT LIMITED       NEWTON CAPITAL MANAGEMENT LIMITED

By: /S/  ANDREW DOWNS                      By: /S/  ANDREW DOWNS
    ----------------------                     ---------------------
    Andrew Downs                               Andrew Downs
    Chief Operating Officer                    Chief Operating Officer
Date:  November 6, 2009                    Date:  November 6, 2009

STANDISH MELLON ASSET MANAGEMENT           PERSHING GROUP LLC
COMPANY LLC

By: /S/ DESMOND MAC INTYRE                 By: /S/ BRIAN T. SHEA
    ----------------------                     ---------------------
    Desmond Mac Intyre                         Brian T. Shea
    President and CEO                          Managing Director
Date: November 19, 2009                    Date:  October 9, 2009

URDANG CAPITAL MANAGEMENT, INC.            URDANG CAPITAL MANAGEMENT, INC.

By: /S/ RICHARD J. FERST                   By: /S/ E. TODD BRIDDELL
    ----------------------                     ---------------------
    Richard J. Ferst                           E. Todd Briddell
    President and                              Managing Director and
    Chief Operating Officer                    Chief Investment Officer
Date:  October 15, 2009                    Date:  October 15, 2009

URDANG SECURITIES MANAGEMENT, INC.         URDANG SECURITIES MANAGEMENT, INC.

By: /S/ E. TODD BRIDDELL                   By: /S/ RICHARD J. FERST
    ----------------------                     ---------------------
    E. Todd Briddell                           Richard J. Ferst
    Managing Director                          President and
    and Chief Investment Officer               Chief Operating Office
Date:  October 15, 2009                    Date:  October 15, 2009

WALTER SCOTT & PARTNERS LIMITED            WALTER SCOTT & PARTNERS LIMITED

By: /S/ ANNA NICHOLL                       By: /S/ CAROL-ANN FRASER
    ----------------------                     ---------------------
    Anna Nicholl                               Carol-Ann Fraser
    Chief Compliance Officer                   Compliance Officer
Date: October 8, 2009                      Date: October 8, 2009


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|                  Parent Holding Companies/Control Persons                 |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION     BNY SEPARATE ACCOUNT SERVICES, INC.

By: /S/ JOHN A. PARK                       By: /S/ BRIAN T. SHEA
    ----------------------                     ---------------------
    John A. Park                               Brian T. Shea
    Senior Vice President                      Chairman
Date:  October 9, 2009                     Date:  October 9, 2009

BNY MELLON ASSET MANAGEMENT                BNY MELLON ASSET MANAGEMENT
INTERNATIONAL HOLDINGS LIMITED             INTERNATIONAL HOLDINGS LIMITED

By: /S/ GREG BRISK                         By: /S/ SHONA SPENCE
    ----------------------                     ---------------------
    Greg Brisk                                 Shona Spence
    Director                                   Director
Date: October 12, 2009                     Date: October 15, 2009

BNY MELLON INTERNATIONAL LIMITED           NEPTUNE LLC

By: /S/ JEREMY N. BASSIL                    By: /S/ JEREMY N. BASSIL
    ----------------------                     ---------------------
    Jeremy N. Bassil                           Jeremy N. Bassil
    Director                                   Management Committee Member
Date: October 13, 2009                     Date: October 13, 2009

MAM (MA) HOLDING TRUST                     MBC INVESTMENTS CORPORATION

By: /S/ RONALD P. O'HANLEY                  By: /S/ GORDON MOTTER
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gordon Motter
    President                                  Chairman, President and CEO
Date:  October 9, 2009                     Date:   October 9, 2009

MELLON INTERNATIONAL HOLDINGS              MELLON INTERNATIONAL HOLDINGS
S.A.R.L.                                   S.A.R.L.

By: /S/ JON LITTLE                         By: /S/ EDWARD KEMP
    ----------------------                     ---------------------
    Jon Little                                 Edward Kemp
    Manager                                    Director
Date: October 9, 2009                      Date: October 16, 2009

NEWTON MANAGEMENT LIMITED                  NEWTON MANAGEMENT LIMITED

By: /S/ HELENA MORRISSEY                   By: /S/ ANDREW DOWNS
    ----------------------                     ---------------------
    Helena Morrissey                           Andrew Downs
    Director                                   Director
Date: October 15, 2009                     Date:  November 6, 2009

MELLON OVERSEAS INVESTMENT                 INSIGHT INVESTMENT MANAGEMENT
CORPORATION                                LIMITED

By: /S/ JON LITTLE                         By: /S/ CHARLES FARQUHARSON
    ----------------------                     ---------------------
    Jon Little                                 Charles Farquharson
    Chairman, President And                    Chief Risk Officer
    Chief Executive Officer
Date: December 04, 2009                    Date: December 04, 2009